UVISION, INC.

FINANCIAL STATEMENTS

JUNE 30, 2022 AND DECEMBER 31, 2021

UVISION, INC.

JUNE 2022 AND DECEMBER 31, 2021

CONTENTS

Jones & Company, LLC

Certified Public Accountants: Audit, Tax & Advisory. *5658 Main St. Suite 105 Sylvania, OH 43560. www.jonesandcompanycpa.com. Phone: 419-343-1322.*

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders' of
UVISION, Inc.

We have reviewed the accompanying financial statements of UVISION, Inc., which comprise the balance sheets as of June 30, 2022 and December 31, 2021, and the related statements of operations, stockholders' equity, and cash flows for the period ended June 30, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of UVISION, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 1 to the financial statements, the company has yet to commence its intended operations, which raises substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Jones & Company, LLC

Sylvania, Ohio
July 7, 2022

UVISION, INC.
BALANCE SHEETS
(UNAUDITED)

	June 30, 2022	December 31, 2021

ASSETS

Current assets		
Cash and cash equivalents	$ 20,100	$ -
Total current assets	20,100	-
Total assets	$ 20,100	$ -

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable	$ -	$ -
Total current liabilites	-	-
Total liabilities	-	-
Commitments and contingencies		
Stockholders' equity		
Preferred stock, par value $0.001, 1,000,000 authorized, 0 issued and oustanding	-	-
Class A voting common stock, par value $0.001, 2,000,000 authorized, 2,000,000 issued and oustanding	2,000	-
Class B non-voting common stock, par value $0.001, 8,000,000 authorized, 1,800,000 issued and oustanding	1,800	-
Class C voting common stock, par value $0.001, 200,000 authorized, 0 issued and oustanding	-	-
Additional paid-in capital	38,509	12,092
Subscription receivable	(3,800)	-
Accumulated deficit	(18,409)	(12,092)
Total stockholders' equity	20,100	-
Total liabilities and stockholders' equity	$ 20,100	$ -

See independent account's review report and accompanying notes to unaudited financial statements.

UVISION, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

	Period Ended June 30, 2022	Period Ended December 31, 2021
Revenue	$ -	$ -
Operating expenses		
General and administrative	1,138	12,092
Total operating expenses	1,138	12,092
Net loss from operations	(1,138)	(12,092)
Net loss	$ (1,138)	$ (12,092)

See independent account's review report and accompanying notes to unaudited financial statements.

UVISION, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(UNAUDITED)

	Preferred Stock		Class A Voting Common Stock		Class B Voting Common Stock		Class C Voting Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
	Shares	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**				
Balance at December 30, 2021 (Inception)	-	$ -	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Capital contributions	-	-	-	-	-	-	-	-	12,092	-	-	12,092
Net loss	-	-	-	-	-	-	-	-	-	-	(12,092)	(12,092)
Balance at December 31, 2021	-	$ -	-	$ -	-	$ -	-	$ -	$ 12,092	$ -	$ (12,092)	$ -
Issuance of class A common stock	-	-	2,000,000	2,000		-		-	-	(2,000)	-	-
Issuance of class B common stock	-	-	-	-	1,800,000	1,800	-	-	-	(1,800)	-	-
Capital contributions	-	-	-	-	-	-	-	-	26,417	-	-	26,417
Offering costs	-	-	-	-	-	-	-	-	-	-	(5,179)	(5,179)
Net loss	-	-	-	-	-	-	-	-	-	-	(1,138)	(1,138)
Balance at June 30, 2022	-	$ -	2,000,000	$ 2,000	1,800,000	$ 1,800	-	$ -	$ 38,509	$ (3,800)	$ (18,409)	$ 20,100

See independent account's review report and accompanying notes to unaudited financial statements.

UVISION, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Period Ended June 30,	Period Ended December 31,
	2022	**2021**
Cash flows from operating activities		
Net loss	$ (1,138)	$ (12,092)
Net cash used in operating activities	(1,138)	(12,092)
Cash flows from financing activities		
Cash paid for offering costs	(5,179)	-
Capital contributions	26,417	12,092
Net cash provided by financing activities	21,238	12,092
Net increase in cash and cash equivalents	20,100	-
Cash and cash equivalents, beginning of period	-	-
Cash and cash equivalents, end of period	$ 20,100	$ -
Supplemental cash flow information		
Cash paid for interest expense	$ -	$ -
Cash paid for taxes	$ -	$ -

See independent account's review report and accompanying notes to unaudited financial statements.

NOTE 1:   Nature of operations

Nature of the business

UVISION, Inc. (the "Company"), was incorporated in the State of Delaware on December 30, 2021 ("Inception"). The Company is a platform that gives filmmakers the opportunity to have their films funded by independent investors, in exchange for tradable film exclusive NFTs.

Going concern and management's plan

The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. As of the date of this filing the Company has yet to commence its intended operations and requires capital to develop and operate its intended business. These above matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund its operations through related party advances and securities-based crowdfunding. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of their planned development, which could harm their business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and uncertainties

The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, availability of a qualified human capital, consumer trends in the transportation economy, and negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2:   Summary of significant accounting policies

Basis of presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2:   Summary of significant accounting policies (continued)

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue recognition

The Company will recognize revenue in accordance with ASC 606 Revenue from Contracts with Customers. The Company will determine revenue recognition through the following steps:1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the Company satisfies a performance obligation. To date, the Company has not generated any revenues.

Subscription receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' deficit on the balance sheet.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management.

NOTE 2:   Summary of significant accounting policies (continued)

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3:   Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 4:   Stockholder's deficit

Preferred and Common stock

At inception the Company was authorized to issue 1,000,000 shares of $.001 par value Preferred Stock, and 10,000,000 shares of $0.001 par value Common Stock, consisting of 2,000,000 shares of Class A Voting Common Stock and 8,000,000 shares of Class B Voting Common Stock.

On July 6, 2022, the Company amended and restated their certificate of incorporation with the effect being an increase in the number of authorized Common Stock from 10,000,000 to 10,200,000. There was no change to the par value of the stock.

NOTE 4:   Stockholder's deficit (continued)

Preferred and Common stock (continued)

The amended certificate of incorporation also created a new designation of stock with the addition of 200,000 shares of Class C Voting Common Stock. All share and per share amounts in the financial statements have been retroactively restated to reflect these changes.

As of June 30, 2022, no shares of Preferred Stock were issued and outstanding, 2,000,000 shares of Class A Voting Common Stock were issued and outstanding, 1,800,000 shares of Class B Non-Voting Common Stock were issued and outstanding, and no shares of Class C Voting Common Stock were issued and outstanding.

As of July 7, 2022, the date these financial statements were available to be issued, none of the stock issuances were funded and are presented as a subscription receivable contra equity account on the balance sheet.

Voting

Each holder of shares of Class A Voting Common Stock shall be entitled to one (1) vote for each share of Class A Voting Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation, including but not limited to the election of directors. Each holder of shares of Class C Voting Common Stock shall be entitled to a one-fifth (1/5) vote for each share of Class C Voting Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation, including but not limited to the election of directors. Preferred Stock and Class B Voting Common Stock are non-voting shares.

Repurchase

The Company retains various provisions, some at their option, related to repurchasing, or the right of first refusal for transfer of units of common stock.

NOTE 5:   Subsequent events

See Note 4 for subsequent event related to the amendment and restated certificate of incorporation.

The Company has evaluated all events that have occurred after the balance sheet date through July 7, 2022, the date these financial statements were available to be issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying financial statements.